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                                          Filed by Coulter Pharmaceutical, Inc.
                                          Pursuant to Rule 425 Under the
                                          Securities Act of 1933
                                          And Deemed Filed Pursuant to Rule
                                          14a-12 Under the Securities
                                          Exchange Act of 1934
                                          Subject Company:  Coulter
                                          Pharmaceutical Inc. (Commission
                                          File No. 0-21905)


                  CORIXA AND COULTER CONFERENCE CALL SCRIPT

OPERATOR:  Operator will introduce the call and the speakers.

DENIKE: Thank you for joining us this morning for the Corixa and Coulter Merger conference call. I'd like to take care of a few housekeeping items before I turn the call over to Corixa's Chairman and CEO, Steve Gillis. We issued a press release this morning at 7:30 a.m. EDT describing the merger, which you should have received by now. If you haven't received the press release, a copy is available in the news and events section of Corixa's web site at www.corixa.com, as well as the "investor relations" section of Coulter's web site at www.coulterpharm.com. Concurrent with this call-in conference call, we are also broadcasting this call through our public Web site. The call will be archived and available for replay later today and can be found in the "news and events" section of Corixa's Web site. If you experience technical difficulties, please refer to the troubleshooting information accessible in the same location. At this time I would like to introduce Corixa's Chairman and CEO, Steve Gillis.


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GILLIS: Good morning, this is Steve Gillis, chairman and chief executive officer of Corixa. Also, joining me on this call is Michelle Burris, vice president and chief financial officer of Corixa. Joining us on the call from Coulter's headquarters is Coulter President and CEO Michael Bigham and Coulter Chief Financial Officer, William Harris. We are very excited to join you this morning to discuss the press release issued earlier today announcing Corixa's intent to acquire all the outstanding shares of Coulter in a stock-for-stock merger, valued in excess of $900 million. Corixa will acquire the outstanding shares of Coulter in a stock-for-stock merger. In the merger, Coulter stockholders will receive 1.003 shares of Corixa common stock for each share of Coulter common stock.

Before I begin the call, however, I'd like to take a moment to remind all participants that matters discussed in this call are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. For a description of those risks and uncertainties, we refer investors to Corixa's and Coulter's public disclosure filings with the SEC including annual reports and quarterly reports filed on Forms 10-K and 10-Q for the respective companies, as well as Coulter's registration statement on form S-3 filed on August 30, 2000.


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Today is a significant day in the history of both companies, as this merger will create a major commercial force in the emerging field of immunotherapy. The merger marries Corixa's world-class antigen discovery efforts with Coulter's expertise in antibody generation and radiolabel and cytotoxic drug conjugation. The combined company's assets will include multiple late stage products - including two products that have been filed, or will be filed shortly, with the FDA for commercial approval; a more robust product pipeline with broadened therapeutic potential as a result of Coulter's ability to enhance the power of monoclonal antibodies with either cytotoxic drugs or radionuclides; a dedicated sales force; and expanded potential for additional product and/or partnering opportunities.

I'd like to take a few minutes to highlight some of Coulter's core strengths that we feel add particular value to Corixa's existing business and underscore why we are excited about the new Corixa that will emerge as a result of this merger:

The combined product pipeline will include the addition of Bexxar, a cancer therapeutic comprised of a monoclonal antibody conjugated to a radioisotope. Bexxar represents an exciting product opportunity with the potential for significant near-term revenue.


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On September 15, 2000, Coulter and SmithKline Beecham submitted a Biologics
License Application to the U.S. Food and Drug Administration seeking commercial approval of Bexxar for the treatment of patients with relapsed or refractory, low-grade or transformed low-grade B-cell non-Hodgkin's lymphoma. The product recently received FDA priority review status. As many of you may know, non-Hodgkin's lymphomas are blood-borne cancers of the immune system, all sharing the common feature of a proliferation of malignant B-cells. According to the American Cancer Society, over 54,900 Americans (31,700 men and 23,200 women) are expected to be diagnosed with non-Hodgkin's lymphoma in 2000 alone. These statistics include both adults and children. It is the fifth most common cancer in this country, excluding Non-melanoma skin cancers. We believe that Bexxar will play a significant role in the treatment of this terrible disease.

Coulter also brings to Corixa a remarkable breadth of technologies surrounding development of antibodies as products. Not only will the company be able to generate antibodies internally or through Corixa's partnerships -- including Abgenix, ImmGenics, Medarex and Purdue Pharma -- but we will now be able to take antibodies that may not exhibit biological activity on their own and turn them into products, either through coupling of radionuclides (Bexxar being a prime example) or via linkage of proprietary cytotoxic drugs which, when internalized, can provide a more potent and selective kill of tumor target cells.
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Similar coupling of such compounds to specific peptides can lead to development of novel pro-drugs for anti-cancer therapy, the first of which will enter clinical evaluation next year. Peptide based tumor-activated pro-drugs are designed to be activated preferentially at the tumor site by enzymes secreted by the tumor, yet stable in circulation and in normal tissues and unable to penetrate normal cells and malignant cells until activated. As a result, relatively larger quantities of cytotoxic agents are expected to reach and enter malignant cells as opposed to normal cells, which could permit a significant increase in maximum tolerated dosages, potentially overcoming drug resistance in cancer cells. Coulter is also developing 64G12, a potent monoclonal antibody specific for the Type I interferon receptor which may represent a new approach to the treatment of autoimmune diseases and transplant rejection. This approach complements Corixa's antigen-specific vaccine platforms in autoimmune disease, namely AnergiX and AnervaX, both of which are in Phase II development.

Before I turn the call over to Michael Bigham, I would like to comment briefly on organization and management structure. I will remain as Chairman and Chief Executive Officer of the combined company, which will continue to operate under the Corixa name and existing company brand. Michael Bigham, current president and chief executive officer of Coulter, will join Corixa's Board of Directors as Vice Chairman.

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Additional announcements regarding the precise composition of Corixa's Board of
Directors and its senior management team will follow in the coming weeks. Corixa intends to integrate its Redwood City, Calif. operations into Coulter's South San Francisco campus to better accommodate future expansion possibilities.

At this time, I would like to turn the call over to Michael Bigham, president and CEO of Coulter to share Coulter's perspective on this merger

BIGHAM:  Thank you, Steve.

This merger is an excellent strategic fit for Coulter as it will enable us to continue to develop, expand and enhance our programs while leveraging Corixa's vaccine and antigen discovery technologies. Corixa has distinguished itself from other vaccine and immunotherapeutics companies through its productive and extensive antigen discovery efforts. We look forward to leveraging this capability to produce a wide variety of antigen-directed antibody therapeutics. Corixa brings to the combined company an extensive pipeline of clinical stage products, including Melacine, approved in Canada and the subject of a BLA filing in the U.S. next year, and MPL, a widely used vaccine adjuvant.


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Corixa's Phase II pipeline includes PVAC treatment for psoriasis and a number of innovative products for selective desensitization of the immune response for the treatment of autoimmune disease. I have been impressed with Corixa's demonstrated ability to successfully integrate and grow through merger, having successfully completed three separate acquisition or merger transactions within the past 2 years. We at Coulter are looking forward to our role in the creation of a new comprehensive immunotherapy company, with distinct competence in research, development, manufacturing and in selected markets, targeted sales.

We look forward to the completion of the transaction and to continued progress on the development and commercialization of the combined company's robust pipeline.

At this point, I would like to turn the call back over to Steve.

GILLIS: Thank you, Michael. In closing, I'd like to reiterate our mutual excitement about today's announcement. We strongly believe the marriage of Corixa's world-class antigen discovery efforts with Coulter's expertise in antibody generation and radionuclide and drug conjugation will create a major immunotherapy force in the industry.

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At this time I would like to ask the operator to begin the question and answer session.

Operator explains Q&A procedures to participants. Operator will then indicate that the Q&A is beginning by saying, "Our first question comes from Mr./Ms. (full name) of (firm name)."

Q&A session commences. After reaching the end of the queue, the operator will prompt for a second round of questions and queue the listeners as needed. When there are no more participants queued for questions, the operator will turn the call over to Steve and for any closing remarks.

OPERATOR: Dr. Gillis, there are no more questions at this time. I will now turn the call back over to you.

GILLIS: Thank you. I'd like to thank all of you for participating in our conference call with Coulter.

We are excited about the potential discoveries and products from this merger and look forward to reporting our progress in the future.


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OPERATOR:  Thank you all for attending.  This concludes our conference call today with Corixa Corporation and Coulter.


                 Additional Information and Where to find It

Corixa plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and Corixa and Coulter expect to mail a Joint Proxy Statement/Prospectus to stockholders of Corixa and Coulter containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Corixa, Coulter, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained:

- from Corixa by completing the material request form located in the "request materials" section of Corixa's website at http://www.corixa.com/financials/index.htm or by mail to Corixa, 1124 Columbia Street, Suite 200, Seattle, Washington 98104-2040, attention:
Investor Relations, telephone:  (206) 754-5711; or

- from Coulter by directing a request through the Investors Relations portion of Coulter's website at http://www.coulterpharm.com or by mail to Coulter, 600 Gateway Boulevard, South San Francisco, California 94080, attention: Investor Relations, telephone: (650) 553-1190.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Corixa and Coulter file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Corixa or Coulter at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Corixa's and Coulter's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov. Interests of Certain Persons in the Merger.

Coulter will be, and certain of Coulter's directors and executive officers may be, soliciting proxies from Coulter stockholders in favor of the adoption of the merger agreement. In addition, Corixa will be, and certain of Corixa's directors and executive officers may be, soliciting proxies from Corixa stockholders in favor of the adoption of the merger agreement. The directors and executive officers of Coulter and the directors and executive officers of Corixa may be deemed to be participants in Coulter's and Corixa's solicitation of proxies.

The directors and executive officers of Coulter have interests in the merger, some of which may differ from, or may be in addition to, those of Coulter's stockholders generally. For a description of such interests and a list of each company's directors and executive officers, please see the press release filed with the SEC pursuant to Rule 425 by Corixa and Coulter on October 16, 2000.